Exhibit 2.1

Execution Draft

ASSET PURCHASE AGREEMENT

Dated as of September 9, 2004

by and between

Specialized Transportation Agent Group, Inc.

and

North American Van Lines, Inc.

TABLE OF CONTENTS

ARTICLE 1 —- DEFINITIONS
ARTICLE 2 — PURCHASE AND SALE
2.1	Purchased Assets
2.2	Excluded Assets
2.3	Limited Assumed Liabilities
2.4	Excluded Liabilities
2.5	Certain Consents to Assignment
ARTICLE 3 — PURCHASE PRICE; CLOSING
3.1	Purchase Price
3.2	Closing Date
3.3	Payment on the Closing Date
3.4	Buyer’s Additional Closing Date Deliveries
3.5	Seller’s Closing Date Deliveries
3.6	Shipments in Process
3.7	Integration Assistance/Integration Period
ARTICLE 4 — ADDITIONAL AGREEMENTS
4.1	Leased Trailers
4.2	Transfer of Satellite Units
4.3	Information Technology Services
4.4	Seller’s Provision of Transition and Ongoing Services
4.5	Facility Provisions
4.6	Cross-Docks
4.7	Trademark License Agreement
4.8	Owner-Operator Services
4.9	BI/PD Fund
4.10	Owner/Operator Transition Process
4.11	Transition Planning
4.12	Transition of Plates and Permits
4.13	Agents of Seller and Buyer
ARTICLE 5 — REPRESENTATIONS AND WARRANTIES OF SELLER
5.1	Organization
5.2	Authority
5.3	No Conflicts
5.4	Financial Statements
5.5	Taxes
5.6	Title to Purchased Assets; Condition and Location of Purchased Assets and Leased Equipment
5.7	Contracts
5.8	Employee Relations

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5.9	Benefit Plans, ERISA
5.10	No Default, Violation or Litigation
5.11	Software
5.12	Brokers
5.13	No Knowledge of Breach of Buyer Representations
5.14	Books and Records
5.15	Disclosure
5.16	Insurance
5.17	Environmental Matters
5.18	No Other Representations or Warranties
ARTICLE 6 — REPRESENTATIONS AND WARRANTIES OF BUYER
6.1	Organization
6.2	Authority
6.3	No Conflicts
6.4	Brokers
6.5	Insurance
6.6	No Knowledge of Breach of Seller’s Representations
6.7	No Other Representations or Warranties
ARTICLE 7 — ACTION PRIOR TO THE CLOSING DATE
7.1	Preserve Accuracy of Representations and Warranties
7.2	Consents of Third Parties; Governmental Approvals
7.3	Investigation by Buyer
7.4	Public Announcement
7.5	Employee Matters
7.6	Certain Restrictions
7.7	Bulk Transfers; Bulk Sales Laws
ARTICLE 8 — OTHER AGREEMENTS AND COVENANTS
8.1	Taxes
8.2	Employees
8.3	Noncompete; Nonsolicitation by Seller
8.4	Noncompete; Nonsolicitation by Buyer
8.5	As Is Condition
8.6	Post-Closing Remittances
8.7	Nondisclosure
ARTICLE 9 — CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER
9.1	Representations and Warranties
9.2	Performance
9.3	Officers’ Certificates
9.4	Orders and Laws
9.5	Regulatory Consents and Approvals
9.6	Third Party Consents
9.7	Deliveries
9.8	No Material Adverse Change

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9.9	Buyer’s Funding
9.10	Seller’s Lenders
9.11	GE Capital Consent to Equipment Sublease
ARTICLE 10 — CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER
10.1	Representations and Warranties
10.2	Performance
10.3	Officer’s Certificate
10.4	Orders and Laws
10.5	Regulatory Consents and Approvals
10.6	Buyer’s Funding
10.7	Seller’s Lenders
10.8	GE Capital
10.9	Deliveries
ARTICLE 11 — INDEMNIFICATION
11.1	Indemnification by Seller
11.2	Indemnification by Buyer
11.3	Indemnification Procedures
11.4	Exclusive Remedy
ARTICLE 12 — TERMINATION
12.1	Termination
12.2	Notice of Termination
12.3	Effect of Termination
ARTICLE 13 — GENERAL PROVISIONS
13.1	Survival of Obligations
13.2	Notices
13.3	Successors and Assigns
13.4	Access to Records after Closing
13.5	Entire Agreement; Amendments
13.6	Interpretation
13.7	Waivers
13.8	Partial Invalidity
13.9	Execution in Counterparts
13.10	Further Assurances
13.11	Governing Law
13.12	Payment of Expenses
13.13	No Strict Construction

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Appendix A

Definitions

Exhibits

Exhibit A	Purchased Assets
Exhibit B	Excluded Assets
Exhibit C	Assignment and Assumption Agreement
Exhibit D	Excluded Liabilities
Exhibit E	GE Capital Sublease
Exhibit F	IT Services Agreement
Exhibit G	Services Agreement
Exhibit H	Fort Wayne Lease Agreement
Exhibit I	Rental Agreement for Fort Wayne Parking Space
Exhibit J	Cross-Dock Sublease Agreements
Exhibit K	Distribution Center Sublease
Exhibit L	Trademark License Agreement
Exhibit M	Bill of Sale

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is dated as of September  9, 2004, by and between  Specialized Transportation Agent Group, Inc., an Indiana corporation  (“Buyer”) and North American Van Lines, Inc., a Delaware corporation (“Seller”).

Recitals

1.             Buyer has applied with the U.S. Department of Transportation (“USDOT”) to become an interstate motor carrier of property.

2.             Seller currently operates a specialized transportation business through its North American High Value Products and Home Express businesses (collectively, the “Business”).  The Business is engaged in the interstate transportation of articles, including objects of art, displays, and exhibits, which because of their unusual nature or value require the specialized handling and equipment usually employed in moving household goods and such other similar articles (“Third-Proviso Shipments”), pursuant to Interstate Commerce Commission Docket No. MC-107012.  The Business does not include the operations conducted by Seller’s North American blanketwrap (“Blanketwrap”), flatbed (“Flatbed”), transportation services (“Solutions”), household, or European operations or the assets relating thereto.

3.             Seller desires to sell and sublease to Buyer, and Buyer desires to purchase and sublease from Seller certain assets used in the Business, and to assume certain specified liabilities in connection therewith, all on the terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed among the parties hereto as follows:

Article 1

Definitions

For purposes of this Agreement (including the Exhibits and Schedules hereto), capitalized terms and variations thereof have the meanings specified or referenced in Appendix A attached hereto.

Article 2

Purchase and Sale

2.1           Purchased Assets.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign, convey and deliver to Buyer and Buyer shall purchase from Seller, free and clear of all Encumbrances, except for Permitted Encumbrances, the assets listed below currently owned, used or held for use by Seller solely or primarily in connection with or related to the Business as the same shall exist on the Closing

Date, except for the Excluded Assets (herein collectively referred to as the “Purchased Assets”).  The Purchased Assets shall include only those assets specifically identified and set forth on Exhibit A, including:

(a)           The highway trailers owned by Seller and listed on Exhibit A (the “Owned Trailers”), which list shall include the make, model, year and vehicle identification number of the Owned Trailers.

(b)           The satellite tracking units listed on Exhibit A (the “Satellites”).

(c)           The van equipment listed on Exhibit A (the “Van Equipment”).

(d)           The office equipment, furniture, computers and related equipment, and telephones and related equipment identified on Exhibit A (“Office Equipment”);

(e)           The Software identified on Exhibit A; and

(f)            All files, documents, instruments, papers, books and records relating to the business, operations, condition (financial or other) or results of operations of the Business or the Purchased Assets identified on Exhibit A (Seller may redact those portions of any documents that contain information about businesses of Seller or its Affiliates other than the Business).

2.2           Excluded Assets.  Notwithstanding the provisions of Section 2.1, the Purchased Assets shall not include the following items, the specific items of which shall be identified (to the extent practicable) on Exhibit B (collectively referred to herein as the “Excluded Assets”).  To the extent an asset relating to the Business is not specifically identified on either Exhibit A or Exhibit B, such asset shall be deemed an Excluded Asset.

(a)           All trade names, including “North American,” and all translations, adaptations, or derivations thereof, and any trademarks, trade names, service marks and symbols denoting or connoting, any of the foregoing, and all goodwill associated therewith;

(b)           All assets other than Purchased Assets located at any of Seller’s Logistics Centers;

(c)           All cash and cash equivalents;

(d)           All Accounts Receivable;

(e)           All rights (including any right to indemnification), claims and recoveries arising out of or relating to events occurring or existing as of or prior to the Closing Date, except payments in connection with warranty claims relating to any of the Purchased Assets to the extent such claims are for warranty work not yet performed;

(f)            All Benefit Plans of Seller and all assets held by such Benefit Plans;

(g)           All stock, minute books and ownership records of Seller and its subsidiaries and Affiliates;

(h)           All refunds of any Tax paid by Seller to which Seller is entitled based upon its Tax liability for the periods (or portion thereof) ending as of or prior to the Closing Date pursuant to Section 8.1;

(i)            All contracts of insurance, including disability insurance and group life insurance, and rights to insurance proceeds to the extent Seller is responsible for the cost of the insured event or to indemnify Buyer with respect to the cost of the insured event;

(j)            All prepaid expenses for which Buyer will not receive the benefit after the Closing Date, including prepaid rents and insurance, rights to reimbursement of prepaid insurance and security deposits;

(k)           All intercompany receivables payable to Seller by any Affiliate of Seller;

(l)            All leases and subleases of real and personal property related to the Business, other than those identified on Exhibit A, and

(m)          All of Seller’s rights under this Agreement.

2.3           Limited Assumed Liabilities.  On the Closing Date, Buyer and Seller shall enter into an assignment and assumption agreement (the “Assignment and Assumption Agreement”), in the form of Exhibit C, pursuant to which Seller shall assign to Buyer all the Purchased Assets that are intangible personal property and Buyer shall assume and agree to discharge only the following specific obligations and liabilities of Seller to be paid or performed after the Closing Date, to the extent such liabilities and obligations relate exclusively or primarily to the Business, in accordance with their respective terms and subject to the respective conditions thereof (herein collectively referred to as the “Assumed Liabilities”):

(a)           The obligations of Seller under its existing agency contracts with agents with respect to Third-Proviso Shipments, including but not limited to responsibility for agreements with Seller’s agents with respect to booking and hauling Third-Proviso Shipments and distribution center and Home Express service provider agreements with Seller’s agents, but excluding liabilities or obligations identified in Section 2.4(b);and

(b)                                 To the extent assignable, the obligations of Seller under its existing customer Contracts, except those Contracts listed in Schedule 2.3(b).

2.4           Excluded Liabilities.  Notwithstanding any provision herein that may be construed to the contrary, except for the Assumed Liabilities, Seller shall remain solely responsible for and Buyer shall not assume or be obligated in any way to pay, perform or otherwise discharge any liability or obligation of Seller or any liability or obligation arising in respect of the Business, whether direct or indirect, known or unknown, absolute or contingent, all as set forth, to the extent practicable, on Exhibit D (all liabilities and obligations other than the Assumed Liabilities are referred to herein collectively as the “Excluded Liabilities”).  To the extent that a liability is not identified on either Exhibit C or Exhibit D, such liability shall be deemed an Excluded Liability.  The Excluded Liabilities include, without limitation:

(a)           Any liabilities or obligations related to any business of Seller other than the Business, including but not limited to Seller’s Household Goods, Blanketwrap, Flatbed and Solutions businesses;

(b)           Any liabilities or obligations related to any contractual inducements, sales incentives and operations subsidies relating to the Business with Seller’s agents on the Closing Date, as identified on Exhibit D;

(c)           Any liabilities or obligations relating to any of Seller’s Logistics Centers;

(d)           Any liabilities or obligations arising from the termination of any employees by Seller including the termination of any employees of the Business not hired by Buyer;

(e)           Subject to the provisions of Section 8.1 regarding Taxes which are the obligation of the Buyer, any liabilities of Seller for Taxes and any Taxes arising from the transactions described herein;

(f)            Any inter-company payables or other liabilities or obligations of Seller to any of its Affiliates;

(g)           Any liabilities or obligations arising under any Benefit Plan, and any liabilities or obligations arising as a result of the transactions described herein;

(h)           Any liabilities and obligations, including any liabilities or obligations for wages or benefits, to employees of Seller;

(i)            Any costs or expenses incurred by Seller incident to its sale of the Purchased Assets, including the negotiation and preparation of this Agreement and its performance and compliance with the agreements and conditions contained herein;

(j)            Any liabilities or obligations arising out of, in connection with or related to any Excluded Asset;

(k)           Any liabilities, costs or expenses arising from any Legal Proceedings against Seller, and including any Legal Proceedings set forth on Schedule 5.10;

(l)            Any liabilities or obligations relating to an actual or alleged breach of contract or warranty, tort, infringement, claim or violation of any Requirement of Law, or strict liability (in each case whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due); and

(m)          any other liabilities or obligations of the Seller of any kind or nature other than the Assumed Liabilities.

2.5           Certain Consents to Assignment.  To the extent that any Contract to be assigned to Buyer under Exhibit C is not assignable without the consent of a third party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof.  Seller and Buyer shall use all reasonable efforts to obtain the consent of such other party to the assignment to Buyer of any such Contract.  If any such consent shall not be obtained, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide for Buyer the benefits intended to be assigned to Buyer under the relevant Contract, including enforcement for the benefit of Buyer of any and all rights of Seller against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise, provided that Buyer shall undertake to pay or satisfy the corresponding liabilities for the enjoyment of such benefit if and to the extent that Buyer would have been responsible therefor if such consent, waiver or approval had been obtained.  If and to the extent that such arrangement cannot be made, then Buyer shall have no obligation or right pursuant to this Agreement or otherwise with respect to any such Contract.  Buyer shall not be obligated, as a condition to any consent obtained pursuant to this Section 2.5, to agree to any substantive and material change in any such Contract.

Article 3

Purchase Price; Closing

3.1           Purchase Price.  The purchase price to be paid to or on behalf of Seller at the Closing (the “Purchase Price”) shall be an amount equal to the sum of $5.00.  The Purchase Price shall be payable in cash at the Closing as provided in Section 3.3.

3.2           Closing Date.  The closing (the “Closing”) shall be consummated at 10:00 A.M., local time, on October 29, 2004, or such later date as may be agreed upon by Buyer and Seller after the conditions set forth in Articles 10 and 11 have been satisfied, and shall be held at 5001 U.S. Highway 30 West, Fort Wayne, Indiana 46818, or at such other place or at such other time as shall be agreed upon by Buyer and Seller.  The transfer of the Business will take effect at 11:59 pm Eastern Standard Time on October 30, 2004 (the “Closing Date”).

3.3           Payment on the Closing Date.  Subject to fulfillment or waiver of the conditions set forth in Article 9, at Closing Buyer shall pay Seller the Purchase Price by cash, cashier’s check or wire transfer of immediately available funds to the account or accounts designated in writing by Seller.

3.4           Buyer’s Additional Closing Date Deliveries.  Subject to fulfillment or waiver of the conditions set forth in Article 9, at Closing Buyer shall also deliver to Seller all of the following:

(a)           A certificate of the Secretary or Assistant Secretary (or other similar official) of Buyer certifying to the approval of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby,  and the incumbency and signatures of the persons authorized by Buyer to execute this Agreement and each Buyer Ancillary Document or instrument executed by Buyer in connection with this Agreement;

(b)           A certificate of existence of Buyer issued as of a recent date by the Secretary of State of the State of Indiana;

(c)           The Assignment and Assumption Agreement, duly executed by Buyer;

(d)           The sublease agreement (the “GE Capital Sublease”) relating to the trailers listed on Schedule 4.1 and leased by Seller from GE Capital (the “Leased Trailers”), in the form of Exhibit E, duly executed by Buyer;

(e)           An information technology services agreement (the “IT Services Agreement”), in the form of Exhibit F, duly executed by Buyer;

(f)            The services agreement (the “Services Agreement”), in the form of Exhibit G, duly executed by Buyer;

(g)           A lease and services agreement (the “Fort Wayne Lease”), pursuant to which Buyer will lease a portion of the premises in Fort Wayne, Indiana owned by Seller, and perform certain services relating thereto, in the form of Exhibit H, duly executed by Buyer;

(h)           A rental agreement for parking space (the “Rental Agreement for Fort Wayne Parking Space”), pursuant to which Buyer will provide the use of certain parking spaces at the Facility, in the form of Exhibit J, duly executed by Buyer;

(i)            A sublease agreement for each parcel of leased real property that will be subleased to Buyer by Seller for operation of a cross-dock and the provision of transportation services (collectively, the “Cross-Dock Subleases”), in the form of Exhibit J, each duly executed by Buyer;

(j)            A sublease agreement for a 43,000 square foot distribution center located at 2110 Cloverleaf Street, Columbus, Ohio that will be subleased to Buyer by Seller (the “Distribution Center Sublease”), in the form of Exhibit K, duly executed by Buyer;

(k)           The trademark license agreement (the “Trademark License Agreement”), in the form of Exhibit L, duly executed by Buyer;

(l)            A certificate of the President or a Vice President of Buyer as to the accuracy of Buyer’s representations and warranties as of the date of this Agreement and as of the Closing, in accordance with Section 10.3 and as to Buyer’s compliance with and performance of its covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 10.3; and

(m)          Such other assumption agreements and instruments as Seller may reasonably request or as may be otherwise necessary to evidence and effect the assumption by Buyer of the Assumed Liabilities.

In addition to the above deliveries, Buyer shall take all steps and actions as Seller may reasonably request or as may otherwise be necessary to evidence Buyer’s assumption of the Assumed Liabilities.

3.5           Seller’s Closing Date Deliveries.  Subject to fulfillment or waiver of the conditions set forth in Article 10, at Closing Seller shall deliver to Buyer all of the following:

(a)           A certificate of the Secretary or Assistant Secretary (or other similar official) of Seller certifying to the approval of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the incumbency and signatures of the persons authorized by Seller to execute this Agreement and each Seller Ancillary Document or instrument executed by Seller in connection with this Agreement;

(b)           Certificate of good standing of Seller, issued as of a recent date by the Secretary of State of the State of Delaware;

(c)           The Bill of Sale, in the form of Exhibit M, to Buyer duly executed by Seller;

(d)           The Assignment and Assumption Agreement, duly executed by Seller;

(e)           Certificates of title or origin (or like documents) with respect to any vehicles or other equipment included in the Purchased Assets for which a certificate of title or origin is required in order to transfer title;

(f)            All consents, waivers or approvals obtained by Seller with respect to the Purchased Assets or the consummation of the transactions contemplated by this Agreement;

(g)           Assignments to Buyer of all registered patents, trademarks and copyrights included in the Purchased Assets, duly executed by Seller;

(h)           The GE Capital Subleases, each duly executed by Seller;

(i)            The IT Services Agreement, duly executed by Seller;

(j)            The Services Agreement, duly executed by Seller;

(k)           The Fort Wayne Lease, duly executed by Seller;

(l)            The Rental Agreement for Fort Wayne Parking Space, duly executed by Seller;

(m)          The Cross-Dock Subleases, each duly executed by Seller;

(n)           The Distribution Center Sublease duly executed by Seller;

(o)           The Trademark License Agreement, duly executed by Seller; and

(p)           A certificate of the President or Vice President of Seller as to the accuracy of Seller’s representations and warranties as of the date of this Agreement and as of the Closing, in accordance with Section 9.3 and as to Seller’s compliance with and performance of its covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 9.3; and

(q)           Such other bills of sale, assignments and other instruments of transfer or conveyance as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer.

In addition to the above deliveries, Seller shall take all steps and actions as Buyer may reasonably request or as may otherwise be necessary to put Buyer in actual possession or control of the Purchased Assets, subject to Section 8.6.

                3.6            Shipments in Process.  All revenue generated, expenses incurred, and all liabilities for shipments loaded on or prior to the Closing Date, will be retained and/or paid by Seller.  All revenue generated, expenses incurred, and all liabilities with respect to shipments loaded after the Closing Date will be retained and/or paid by Buyer.  The parties agree to cooperate with each other following the Closing with respect to this division of responsibility.  Specifically, each party agrees to promptly forward any claims, payments, correspondence or other documents or matters that it might receive that should have been directed to the other party.  Without intending to limit the foregoing, if a party collects a receivable that belongs to the other party (i.e., Seller-owned if it relates to a shipment loaded on or before the Closing Date; Buyer-owned if it relates to a shipment loaded after the Closing Date), the collecting party will forward such payment to the other party within two business days of the collecting party’s receipt thereof.  For purposes of this Section 3.6 and the indemnity provisions set forth in Sections 11.1(e) and 11.2(f), a shipment is deemed loaded when the driver executes a bill of lading for such shipment.

                3.7            Integration Assistance / Integration Period. Seller will cooperate with Buyer where it is commercially reasonable and legally appropriate in the transfer of assignments and responsibilities associated with the Business.  Such transfer shall include, without limitation, the following areas:

(a)           Customer visits;

(b)           Human resources;

(c)           Owner-operator insurance programs and administration;

(d)           Oversight of safety administration and recruiting;

(e)           Finance, including but not limited to, revenue processing and collections, voucher processing, claims processing, general accounting, financial reporting, owner-operator advances, treasury, and tax administration;

(f)            Claims administration;

(g)                                 Driver dispatch, planning and recruitment and fleet counseling; and

(h)                                 Legal.

Buyer will assume responsibility for all operations and functions relating to the Business after the Closing Date.  To the extent Seller provides cooperation such as transition planning, and mutually agreed-upon training of personnel in new assignments, such cooperation will be provided at no cost for a period beginning with the signing of this Agreement, and ending on the Closing Date.  Any assistance beyond this period would require the negotiation and execution of a schedule to the Services Agreement described in Section 4.3 below.

Article 4

Additional Agreements

4.1           Leased Trailers.  The Business utilizes the Leased Trailers identified on Schedule 4.1 that Seller leases from GE Capital under the provisions of a master equipment lease with various schedules of equipment that have been implemented from time to time (the master lease together with the related schedules being collectively referred to as the “Master Lease”).  Seller will sublease the Leased Trailers to Buyer under the GE Capital Sublease under terms that are substantially the same as those under the Master Lease, including the same maturity dates and return/purchase options, but with the exception of (a) the sublease payments by Buyer will be 50% of the lease payments of Seller to GE Capital under the Master Lease, and (b) the notice and grace periods will be adjusted to allow Seller ample time to perform its duties under the existing Master Lease.  Buyer warrants that it will make timely payments of its obligations under the GE Capital Sublease, which are also identified on Schedule 4.1. Upon the termination of a schedule under the Master Lease, Buyer shall have a right of first refusal to acquire or dispose of the Leased Trailers relating to such schedule at its fair market value by providing written notice to Seller at least 30 days before Seller is required to provide its notice thereof to GE Capital.  Upon receipt of such notice from Buyer, Seller agrees to timely exercise its right to purchase the subject Leased Trailers under the Master Lease.

4.2           Transfer of Satellite Units.  Seller agrees that it will submit to Qualcomm, Inc. (“Qualcomm”) any and all necessary documents to effect the transfer of the Satellites to Buyer within five days of the Closing Date, if Buyer has a service agreement in place with Qualcomm at the Closing.   If Buyer does not have a service agreement in place with Qualcomm at the Closing, Seller agrees that Buyer may operate the Satellites under Seller’s account with Qualcomm provided Qualcomm does not object thereto for a period not to exceed 30 days after the Closing Date pursuant to the terms of Schedule 4.2.  Such services shall be provided pursuant to a schedule to the Services Agreement referenced in Section 4.4.

4.3           Information Technology Services.

(a)           Seller will provide information technology services to Buyer pursuant to the terms of the IT Services Agreement set forth on Exhibit F.  Additionally, Seller and Buyer will equally share the $1,500,000 re-licensing fee to Software AG, to be paid in three annual installments of $500,000, the first of which shall be due on February 15,

2005, and the last two (2) payments shall be due November 15, 2005 and November 15, 2006, respectively, and in accordance with such other terms to be negotiated between Seller and Software AG, and approved by Buyer.

 (b)          Seller acknowledges that the billing system used in connection with the Business (the “HOPE System”) is no longer supported by Cincom and that Seller is currently in the process of re-writing the software at its sole expense from Cincom technology to Software AG technology.  Seller recognizes and agrees that Buyer will be using the HOPE System, as well as other software applications listed on Exhibit F, on a going forward basis until such time as Buyer is able to develop a standalone information technology infrastructure environment for the Business, and Seller agrees to continue its efforts on a diligent basis to re-write the HOPE System.  Seller further agrees that if the HOPE System fails pending the completion of the re-write to the new technology, Seller will, at its own expense, take whatever action as may be necessary, including, without limitation, securing outside resources, to restore full functionality to the HOPE System.

4.4           Provision of Certain Transition and Ongoing Services.  Each party shall provide to the other certain other transition and ongoing services under the terms of the Services Agreement set forth on Exhibit G and in accordance with agreed-upon schedules to the Services Agreement.  In performing certain fleet registration services prior to the Closing Date, Seller may disburse funds on behalf of Buyer for Federal Heavy Vehicle Use Tax, Indiana IRP base license plates, single state weight and distance taxes and others as are listed in the Fleet Registration Service Schedule to Exhibit G.  Buyer agrees to reimburse Seller at Closing for any such disbursements approved by Buyer and made between the date of this Agreement and Closing, net of any Transferring Owner-Operator pre-collections that may apply.

4.5           Facility Provisions.  Seller will provide office space and other facility services pursuant to the terms of the Fort Wayne Lease Agreement set forth on Exhibit H in its Fort Wayne, Indiana facilities (the “Facility”) for a period of two years following the Closing Date.  In addition, Seller will provide trailer parking at the Facility pursuant to the terms of the Rental Agreement for Fort Wayne Parking Space set forth as Exhibit I, as well as trailer parking at Seller’s Logistics Centers under separate rental agreements to be negotiated and agreed upon by the relevant parties on a case-by-case basis.

4.6           Cross-Docks.  Buyer will be responsible for the Business’ cross-dock activities as of the Closing Date.  Seller will sublease certain warehouse space to Buyer or its designated subcontractors or agents pursuant to the terms of the Cross-Dock Subleases set forth on Exhibit J.   Buyer or any of its agents may acquire select assets owned by Seller which are not a part of the Purchased Assets and which are located at various Seller Logistics Centers under separate agreements and terms to be negotiated and agreed upon by the relevant parties on a case-by-case basis.

4.7           Trademark License Agreement.   Seller will license its northAmerican® trademark to Buyer pursuant to the terms of the Trademark License Agreement set forth on Exhibit K for a period of three years.  Upon the termination of the initial three-year term, the parties will negotiate in good faith an extension to the Trademark License Agreement if both parties determine it advisable to do so.  During the term of the Trademark License Agreement, Seller’s individual agents will retain the right to use Seller’s trademarks according to the terms of their existing agent contracts.  Seller will retain its rights to manage the northAmerican® brand as they currently exist.  During the term of the Trademark License Agreement, Seller agrees not to license the northAmerican® brand to any other party engaged in the Logistics Industry or to BW/FB Newco.

4.8           Owner-Operator Services.  Seller will make a package of insurance and service products available to Buyer’s owner-operators through its subsidiary, National Association of Independent Truckers, LLC (“NAIT”).  Seller will permit Buyer to collect premiums and fees on behalf of NAIT for such products and services so long as Buyer remits such premiums and fees to NAIT within two business days of collection.

4.9           BI/PD Fund.  Buyer will participate in the BI/PD Fund through December 31, 2004.  Buyer will pay the same rate as Seller currently pays for the Business’ participation in the BI/PD Fund and receive the same benefits as Seller currently receives for the Business’ participation in the BI/PD Fund, as listed on Schedule 4.9.  While it participates in the BI/PD Fund, Buyer agrees not to expand its business through merger or acquisition or through the addition of different lines of business and further agrees that all of the BI/PD Fund’s rules and regulations will apply.

4.10         Owner/Operator Transition Process.  Seller will terminate the hauling portion of its Contractor Operating Agreements with the owner-operators providing service to the Business and listed on Schedule 4.10 (the “Owner-Operators”) as of the Closing Date.  Seller will, in cooperation with the Buyer, conduct the Owner-Operators’ transfer/termination and the disposition of its financial responsibility to the Owner-Operators in accordance with all past practices, applicable laws and regulations, and the agreement of the parties.

4.11         Transition Planning.   To facilitate the transition of Owner-Operators, as well as plates and permits, the parties shall develop a mailing and communication plan.  Such planning will be completed as soon as possible, and may require a mailing or similar form of communication with Owner-Operators approximately seven to ten days prior to Closing.

                4.12         Transition of Plates and Permits.  The rules relate to identification of tractors, and the plating and permitting of tractor and trailer units is governed by numerous regulations that Buyer must be observed in the completion of this Transaction.  Buyer agrees that it will complete the steps outlined in Schedule 4.12.  In addition, the parties’ agreement regarding the sublease to Buyer of the leasing portion of Seller’s Contractor Operating Agreements with the Owner-Operators through March 31, 2004 is included in Schedule 4.12.

                4.13         Agents of Seller and Buyer.  The parties agree to follow the rules set forth on Schedule 4.13 regarding NAVL’s agents, STAG’s agents and the Agent Investors listed on Schedule 4.13.

4.14         Owner-Operators Lease and Tractor Payments to Seller.  The Owner-Operators listed on Schedule 4.14 have entered into vehicle lease agreements or conditional sale agreements with Seller under which such Owner-Operators either lease or agree to purchase his or her tractor from Seller under the terms of a vehicle lease agreement or conditional sales agreement, as the case may be.  Seller will permit Buyer to collect any payments due to Seller by such Owner-Operators and any other owner-operator under contract to Buyer who also leases or purchases his tractor through Seller (collectively, the “Financing Owner-Operators”) through the Financing Owner-Operators’ drivers statements with Buyer, unless Seller provides written notice to the contrary to Buyer.  Buyer agrees to remit any payments collected by Buyer from Financing Owner-Operators under this section to Seller within two business days of collection.  Buyer further agrees notify Seller promptly, but in no case more than two days after, any Financing Owner-Operator terminates his or her owner-operator contract with Buyer.

Article 5

Representations and Warranties of Seller

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Seller hereby represents and warrants to Buyer that the statements contained in this Article 5 are true and correct, except to the extent set forth on the disclosure schedule delivered contemporaneously with this Agreement by Seller to the Buyer (the “Disclosure Schedule”).  The Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the lettered and numbered paragraphs contained in this Article 5.  The listing of an item in one paragraph of the Disclosure Schedule shall be deemed to be a listing in each paragraph of the Disclosure Schedule and to apply to any other representation and warranty of Seller in this Agreement to the extent, but only to the extent, that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other paragraph or representation or warranty.

5.1           Organization.  Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware.  Seller has the requisite power and authority and all licenses, permits and authorizations necessary to own or lease and to operate and use the Purchased Assets and to carry on the Business as now conducted, except as would not have a Material Adverse Effect.

5.2           Authority.  Seller has the power and authority to execute, deliver and perform this Agreement and all of the Seller Ancillary Agreements.  The execution, delivery and performance of this Agreement and the Seller Ancillary Agreements by Seller have been duly authorized and approved by its board of directors and do not require any further authorization or consent by them.  This Agreement has been duly executed and delivered by Seller and is the legal, valid and binding obligation of Seller enforceable in accordance with its terms, and each of the Seller Ancillary Agreements has been duly authorized by Seller, and upon execution and delivery by Seller will be a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

5.3           No Conflicts.  Except as set forth in the Schedule 5.3, neither the execution and delivery of this Agreement or any of the Seller Ancillary Agreements nor the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

(a)           Violate, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance, other than a Permitted Encumbrance, upon the Business or any of the Purchased Assets under (i) the certificate of incorporation of Seller, (ii) any other Contract, (iii) any Court Order to which Seller or the Purchased Assets are subject or by which Seller or any of the Purchased Assets are bound, or (iv) any Requirements of Law affecting or applicable to Seller or any of the Purchased Assets, except for any such violation, conflict, breach, default, right, loss or imposition as would not have a Material Adverse Effect on the Business or the Purchased Assets; or

(b)           Require the approval, consent, authorization or act of, or the making by Seller of any declaration, filing or registration with, any Person.

5.4           Financial Statements.  Schedule 5.4 contains (i) the unaudited balance sheets of the Business as of December 31, 2003 and 2002 and the statements of operations and cash flow for the years then ended, and (ii) the unaudited balance sheet of the Business for the period ended June 30, 2004 and the statements of operations and cash flow for the six month period then ended (collectively, the “Financial Statements”).  The Financial Statements are in all material respects accurate and complete, are consistent with the books and records of Seller with respect to the Business (which, in turn, are accurate and complete in all material respects), were prepared in accordance with GAAP, and present the financial position and results of operations of the Business as of their respective dates and for the respective periods covered thereby in a manner consistent with GAAP.

5.5           Taxes.  Seller has timely filed all Tax Returns that are required to be filed by it and with respect to the conduct of the Business and has timely paid or made provision for all Taxes that have become due on such Tax Returns, or pursuant to any assessment that has become payable.  Each such Tax Return was true, correct and complete in all material respects.  With respect to the Business, Seller has complied in all material respects with all Requirements of Law relating to the payment and withholding of Taxes relating to the Business (including sections 1441 and 1442 of the Code) and has withheld from employee wages and paid over, in a timely manner, to the proper authorities all amounts required to be so withheld and paid over under Requirements of Law.  Seller is not party to any Contract providing for the allocation or sharing of Taxes relating to the conduct of the Business that will continue in force after the Closing Date.  The Assumed Liabilities do not include any obligation to make any payments that will be nondeductible under section 280G of the Code (or any corresponding provision of state, local or foreign income Tax law).  Subject to the provisions of Section 8.1 regarding Taxes which are the obligation of Buyer, after the Closing, there will not exist by virtue of the transactions contemplated by this Agreement any liability for taxes that may be asserted by any taxing authority against any of the Purchased Assets or operations of the Business, and no Encumbrances for such taxes will attach to the Purchased Assets or operations of the Business.

5.6           Title to Purchased Assets; Condition and Location of Purchased Assets and Leased Equipment.

(a)           Seller has good and marketable title to all of the Purchased Assets, and at the Closing Date will transfer same to Buyer free and clear of all Encumbrances other than the Permitted Encumbrances.

(b)           Seller makes no representations as to the condition of the Purchased Assets and the Leased Trailers; notwithstanding the foregoing, all of the Leased Trailers have current DOT stickers except as otherwise disclosed on Schedule 5.6(b).

5.7           Contracts.  Schedule 5.7 contains a true and complete list of each of the following Contracts or other arrangements included in the Assumed Liabilities and relating solely or primarily to the Business (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been made available to Buyer prior to the execution of this Agreement):

(a)           All such Contracts that (i) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to Seller of more than $100,000 per year or (ii) cannot be terminated within 30 calendar days after giving notice of termination without resulting in any cost or penalty to Seller; and

(b)           Any other Contracts entered into outside the ordinary course of the Business or otherwise material to the operation of the Business.

All such Contracts of Seller relating solely or primarily to the Business are in full force and effect and constitute legal, valid and binding agreements of Seller, enforceable against Seller in accordance with their terms, and, to Seller’s Knowledge, each other party thereto; and except as disclosed in Schedule 5.7, neither Seller, nor, to Seller’s Knowledge, any other party to such Contract is in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) except for such violation, breach or default as would not have a Material Adverse Effect.

5.8           Employee Relations.  There are no existing labor disputes or disturbances that would have a Material Adverse Effect and no such disputes or disturbances have occurred since January 1, 2003.  Except as set forth in Schedule 5.8, there are no existing employment agreements, compensation arrangements or collective bargaining agreements between Seller and any of its employees actively involved in the operation of the Business or any collective bargaining unit representing such employees.  Seller agrees to waive  any confidentiality, non-competition, or proprietary rights agreement between it and any Buyer’s Employee solely to the extent that such agreement relates to the Business.

5.9           Benefit Plans, ERISA.  Schedule 5.9 contains a list of the Benefit Plans, and copies of all Benefit Plans have been delivered or made available to Buyer.  Except as disclosed in Schedule 5.9 (and excluding in each case liabilities that could not be a lien upon or otherwise affect the Business or the Purchased Assets):

(a)           Each Benefit Plan and the administration thereof complies in all material respects with its terms and all Requirements of Laws, including requirements of ERISA and the Code;

(b)           No Benefit Plan is a “single employer plan” as defined in Section 4001(a)(15) of ERISA, except as disclosed in Schedule 5.9, and no Benefit Plan is a “multiemployer plan” as defined in section 4001(a)(3) of ERISA;

(c)           No Benefit Plan that is subject to the minimum funding standards of ERISA or the Code has incurred an “accumulated funding deficiency” within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.  With respect to each Benefit Plan subject to Title IV of ERISA, the present value of accrued benefits under such Benefit Plan as of its latest valuation date based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared such Benefit Plan’s actuary did not exceed the then current value of the assets of such Benefit Plan allocable to such accrued benefits;

(d)           No Legal Proceedings (excluding claims for benefits incurred in the ordinary course of plan activities) are pending or, to Seller’s Knowledge, threatened against or with respect to any Benefit Plan; and

(e)           Seller shall comply with its obligation to provide COBRA continuation health coverage to Seller’s employees (and their eligible dependents) who are or become eligible for COBRA continuation health coverage and shall continue to honor any COBRA coverage elected before Closing.

5.10         No Default, Violation or Litigation.  Except as disclosed in Schedule 5.10, the Business is not in violation of and has been operated in compliance with all Requirements of Law, except as such violation or non-compliance would not have a Material Adverse Effect, and Seller has not received any notice of claimed noncompliance.  Except as disclosed in Schedule 5.10 and except as would not have a Material Adverse Effect, (i) there are no Legal Proceedings pending or, to Seller’s Knowledge, threatened against or involving the Business or against or involving any of the Purchased Assets or to which the Business or the Purchased Assets may be bound or affected, at law or in equity, and there is no basis for any of the foregoing, and (ii) there are no judgments, consents, decrees, injunctions, or any other judicial or administrative mandates outstanding against or otherwise relating to or affecting the Purchased Assets or the Business.

5.11         Software.  Seller has good and marketable title to the Software that is included in the Purchased Assets, and at the Closing Date will transfer same to Buyer free and clear of all Encumbrances except for Permitted Encumbrances.

5.12         Brokers.  All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Seller directly with Buyer without the intervention of any Person on behalf of Seller in such manner as to give rise to any claim by any Person against Buyer or any of the Purchased Assets for a finder’s fee, brokerage commission or similar payment.

5.13         No Knowledge of Breach of Buyer Representations .  Seller is not aware of any facts, events or occurrences that would cause Buyer to be in breach of any of its representations or warranties contained in this Agreement or any other agreements contemplated hereby.

5.14         Books and Records.   Seller’s books of account and, to Seller’s Knowledge, all other material business records of the Business (the “Pre-Closing Records”), all of which have been made available to Buyer, are and will continue to be complete and correct in all material respects and have been and will continue to be maintained in accordance with sound business practices.

5.15         Disclosure.   No representation or warranty made by Seller in this Agreement, the Disclosure Schedules or any certificate delivered pursuant to this Agreement contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which made, not misleading.

5.16         Insurance.   Schedule 5.16 identifies all policies of insurance to which Seller is a party that relate to the Business.  Except as set forth in Schedule 5.16, all such policies:  (i) are valid, outstanding and enforceable, (ii) are issued by an insurer that is, to Seller’s Knowledge, financially sound and reputable, and (iii) to Seller’s Knowledge, taken together, provide adequate insurance coverage for the assets and operations of the Business for risks normally insured against by a person carrying on the same business as the Seller in the same locations.

5.17         Environmental Matters.   Except as otherwise disclosed in Schedule 5.17, to Seller’s Knowledge:

(a)           The Seller has not received any actual or threatened order, notice, or other communication relative to the Business from (i) any Governmental Body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease, or any other properties or assets (whether real, personal, or mixed) related to the Business and in which the Seller has or had an interest, or with respect to the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease at or to which Hazardous Materials were generated, manufactured, refined, recycled, transferred, imported, used, or processed by the Seller, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received;

(b)           There are no pending or threatened claims, Encumbrances, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease or any other properties and assets (whether real, personal, or mixed) related to, or used in connection with the Business in which the Seller has or had an interest;

(c)           The Seller has not received any citation, directive, inquiry, notice, rider, summons, warning, or other communication that relates to Hazardous Activity,

Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law in connection with the operation of the Business, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease or any other properties or assets (whether real, personal, or mixed) related to, or used in connection with the Business and in which the Seller has or had an interest, or with respect to any property (whether real, personal or mixed), site or facility to which Hazardous Materials generated, manufactured, refined, recycled, transferred, imported, used, or processed by the Seller in connection with the operation of the Business, have been transported, treated, stored, handled, transferred, disposed, recycled, or received;

(d)           There has been no Release or threat of Release of any Hazardous Materials at or from the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease or at any other locations where any Hazardous Materials were generated, manufactured, refined, recycled, transferred, produced, imported, used, or processed from or by the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease, or from or by any other properties and assets (whether real, personal, or mixed) related to, or used in connection with the Business and in which the Seller has or had an interest; and

(e)           There are no containers now present in, on or under the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease except Containers which do not now contain Hazardous Materials.  All containers which have been heretofore removed from the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease have been removed in accordance with all applicable Environmental Laws.

5.18         No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, Seller makes no express or implied representations or warranties.

Article 6

Representations and Warranties of Buyer

As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller and agrees that the statements contained in this Article 6 are true and correct.

6.1           Organization.  Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Indiana.

6.2           Authority.  Buyer has full power and authority to execute, deliver and perform this Agreement and all of the Buyer Ancillary Agreements.  The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by Buyer have been duly authorized and approved by its board of directors and do not require any further authorization or consent of Buyer.  This Agreement has been duly executed and delivered by Buyer and is the legal, valid and binding agreement of Buyer enforceable in accordance with its terms, and each of the Buyer Ancillary Agreements has been duly authorized by Buyer, and upon execution and delivery by Buyer, will be a legal, valid and binding obligation of the Buyer, enforceable against Buyer in accordance with its terms.

6.3           No Conflicts.  Neither the execution and delivery of this Agreement or any of the Buyer Ancillary Agreements nor the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

(a)           Violate, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under (i) the Organizational Documents of Buyer, (ii) any Contract or License of Buyer, (iii) any Court Order to which Buyer is a party or by which Buyer is bound, or (iv) any Requirements of Laws affecting Buyer; or

(b)           Require the approval, consent, authorization or act of, or the making by Buyer of any declaration, filing or registration with, any Person.

6.4           Brokers.  All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyer directly with Seller without the intervention of any Person on behalf of Buyer’s in such manner as to give rise to any claim by any Person against Seller for a finder’s fee, brokerage commission or similar payment.

6.5           Insurance.  As of the Closing Date, Buyer warrants that it will have in place adequate insurance coverage with respect to cargo loss and damage, equipment physical damage, auto and general liability and legal liability, with each policy naming Seller as an additional insured, and workers compensation / occupational accident coverage naming Seller as an alternate employer.  The coverage afforded Seller as additional insured must be primary and noncontributory, with any other insurance available to the additional insured.  Buyer will provide waivers of subrogation for each liability policy.  Additionally, Buyer warrants that it will maintain (i) a general liability / umbrella coverage in an aggregate amount of at least $100 million and cargo loss and damage coverage in an aggregate amount of at least $5 million, both naming Seller as an additional insured, until the Trademark License Agreement expires or Buyer removes all references to Seller on its tractors and trailers, whichever is later, and (ii) equipment physical damage coverage on the Leased Trailers in an amount equal to the stipulated loss value as stated in the Master Leases until Buyer either purchases the Leased Trailers from Seller or returns the Leased Trailers to Seller at the termination of the GE Capital Subleases.  Buyer will provide a certificate to Seller evidencing such coverage and, as necessary, any periodic renewals to evidence such coverage remains in effect as outlined above.  If Buyer fails to comply with the provisions of this Section, Seller has the right, but not the obligation, to obtain the listed insurance coverage and Buyer agrees to promptly reimburse Seller for Seller’s costs relating thereto.

6.6           No Knowledge of Breach of Seller’s Representations .  Neither Buyer, nor any Person who has acquired an interest, directly or indirectly, in Buyer, is aware of any facts, events or occurrences that would cause Seller to be in breach of any of its representations or warranties contained in this Agreement or any other agreements contemplated hereby.

6.7           No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, Buyer makes no express or implied representation or warranty.

Article 7

Action Prior to the Closing Date

The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date:

7.1           Preserve Accuracy of Representations and Warranties.  Both parties hereto shall refrain from taking any action that would render any representation or warranty contained in this Agreement inaccurate as of the Closing Date.  Each party shall promptly notify the other of any Legal Proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement.

7.2           Consents of Third Parties.  Seller will act diligently and reasonably to secure, before the Closing Date, the consent, approval or waiver, in form and substance reasonably satisfactory to Buyer, from any party to any Contract required to be obtained to assign or transfer any such Contracts to Buyer or to otherwise satisfy the conditions set forth in Section 9.6 and Buyer will provide Seller with reasonable assistance in obtaining such consents.

7.3           Investigation by Buyer.  Seller will (i) provide Buyer and its officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives  (collectively, “Representatives”) and any Person providing financing to Buyer and such Person’s Representatives with full access, upon reasonable prior notice and during normal business hours, to the officers, employees and agents of Seller who have responsibility for the conduct of the Business, to Seller’s accountants and other consultants and advisors and to the Purchased Assets, and (ii) furnish Buyer and such other Persons with all such information and data (including, without limitation, copies of Contracts, Benefit Plans and other books and records) concerning the Business, the Purchased Assets and the Assumed Liabilities as Buyer or any of such other Persons reasonably may request in connection with such investigation.  The results of such investigation shall not relieve Seller from its obligations with respect to representations and warranties made by Seller in this Agreement except to the extent of any material breach by Seller of any of its representations or warranties that is known to Buyer or any Person who has acquired an interest in Buyer prior to the Closing.

7.4           Public Announcement.  Neither party shall issue any public report, statement, press release or similar item or make any other public disclosure with respect to the execution or substance of this Agreement or the Closing prior to the consultation with and written approval of the other party, except as required by law, including without limitation by the federal securities laws or the New York Stock Exchange.

7.5           Employee Matters.  Seller, with respect to the Business, will refrain from directly or indirectly:

(a)           Making any representation or promise, oral or written, to any employee concerning any Benefit Plan, except for statements as to the rights or accrued benefits of any employee under the terms of any Benefit Plan and the effect of the transaction described herein on such rights and accrued benefits and disclosures required by ERISA or other Requirements of Law;

(b)           Making any increase in the salary, wages or other compensation of any employee other than increases in the ordinary course of business, including scheduled annual increases;

(c)           Adopting, entering into, amending, modifying or terminating (partially or completely) any Benefit Plan, except as necessary or appropriate to comply with Section 8.2, or to the extent required by applicable law and, in the event compliance with legal requirements presents options, only to the extent that the option that Seller reasonably believes to be the least costly is chosen; or

(d)           Establishing or modifying any (i) targets, goals, pools or similar provisions in respect of any fiscal year under any Benefit Plan or any employment Contract or other compensation arrangement with or for employees or (ii) salary ranges, increase guidelines or similar provisions in respect of any Benefit Plan or any employment Contract or other compensation arrangement with or for employees.

Seller will administer each Benefit Plan, or cause the same to be so administered, in all material respects in accordance with the applicable provisions of the Code, ERISA and all other applicable laws.

7.6           Certain Restrictions.  Seller, with respect to the Business, will not without the written consent of Buyer (which consent may be withheld at Buyer’s sole discretion), directly or indirectly,

(a)           Engage in or conduct any other material transaction involving or development affecting the Purchased Assets, whether or not in the ordinary course of business;

(b)           (A) Enter into any Contract (1) out of the ordinary course of business or (2) restricting in any respect the conduct of the Business as currently conducted, (B) make any loans (other than advances for travel and business expenses incurred in the ordinary course of business), (C) make any distributions of property other than cash, (D) execute any guarantee, issue any debt or borrow any money, except from suppliers in the ordinary course of business or buy or sell any assets out of the ordinary course of business or (E) settle or compromise any litigation; or

(c)           Enter into any transaction or Contract (including, without limitation, with respect to any transfer of any of the Purchased Assets or the placing of an Encumbrance on any of the Purchased Assets).

7.7           Bulk Transfers; Bulk Sales Laws.  Prior to and after the Closing, Seller shall cooperate with Buyer to comply with all applicable provisions of state tax laws that in the absence of such compliance would hold Buyer liable for unpaid Taxes of Seller.  Within 180 days of the Closing, Seller will deliver to Buyer tax clearance certificates for all such Taxes.

Article 8

Other Agreements and Covenants

8.1           Taxes.

(a)           Seller shall be liable for and shall pay all Taxes (whether assessed or unassessed) applicable to the Business, the Purchased Assets, Seller or any of its Affiliates in each case attributable to periods (or portions thereof) ending on or prior to the Closing Date.  Buyer shall be liable for and shall pay all such Taxes attributable to periods (or portions thereof) ending after the Closing Date.

(b)           In the case of any real or personal property Taxes with respect to the Purchased Assets that relate in whole or in part to periods both prior to and after the Closing Date, such Taxes will be prorated between the Buyer and Seller based upon the number of days of the taxable period before and after the Closing Date.  The proration of such taxes will be reflected on Exhibit C or if not so reflected will be addressed by direct payment between Buyer and Seller.

(c)           Any Tax (including, without limitation, a sales Tax, use Tax, real property transfer Tax, or documentary stamp Tax) attributable to the sale or transfer of the Purchased Assets from Seller to Buyer shall be the responsibility of, and shall be paid by, Buyer; provided, however, that Buyer shall not be obligated to pay the Seller’s income and/or capital gains taxes allocable to such sale.  Buyer will prepare and file all necessary Tax Returns and other documentation with respect to such Taxes and, if required by applicable law, Seller will join in the execution of any such Tax Returns and other documentation.

(d)           Buyer and Seller agree to furnish or cause to be furnished to each other, each at their own expense, as promptly as practicable, such information and assistance relating to the Business, as is reasonably necessary for the filing of any Tax Return and elections in respect thereof, for the preparation for any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes.  Buyer shall retain in its possession, and shall provide Seller reasonable access to (including the right to make copies of), such supporting books and records and any other materials that the Seller may specify with respect to income Tax matters relating to any tax period ending on or prior to the Closing Date until the relevant statute of limitations (or extensions thereof) has expired.

8.2           Employees.

(a)           Buyer shall offer employment effective as of the Closing Date to employees of Seller identified on Schedule 8.2(a)(1), who are actively engaged in the Business immediately prior to the Closing, provided such employees complete an employment application.  Each offer of employment shall be made on a date prior to the Closing Date that is mutually agreeable to Buyer and Seller.  Unless the parties agree otherwise on  a case-by-case basis, each offer of employment shall provide for similar job duties and rate of pay, and a work location no more than 25 miles from such employee’s work location with Seller.  Benefits to be provided by Buyer to those employees of Seller who accept Buyer’s offer of employment will be as set forth in Schedule 8.2(a)(2).  Seller shall make no representations as to the employees who will be offered employment by Buyer.  All such employees who accept employment with Buyer are hereinafter referred to as (“Buyer’s Employees”).  Seller understands and agrees that Buyer does not intend to offer employment to all of Seller’s employees, and that Seller shall be responsible for Seller’s obligations and liabilities under Seller’s severance pay plan for employees of the Business.  Seller further understands that Buyer reserves the right to conduct post-offer pre-employment drug screening of Buyer’s Employees and to withdraw its offer of employment to any individual failing such drug screening.  Seller also agrees that it will not make any counteroffer of continued employment to those employees identified on Schedule 8.2(a)(1) as “Key Employees.”

(b)           Effective as of the Closing, Seller shall terminate its employment of Buyer’s Employees and take all such action as may be necessary to cause all of Buyer’s  Employees to cease active participation in all of Seller’s Benefit Plans.  Buyer shall neither adopt nor become a sponsoring employer of, or have any obligations under or with respect to, any such Benefit Plans.  Seller shall be solely responsible for, and shall indemnify, defend and hold Buyer harmless from, any and all liabilities that have arisen or may arise in connection with (i) the termination by Seller of the Buyer’s Employees and other employees of the Business, including liabilities arising under WARN (except if the liabilities arising under WARN resulting in whole or in part from Buyer’s failure to make the offers of employment required by Section 8.2(a) or Buyer’s termination of the employment of any Buyer’s Employee other than for cause, in which case Buyer shall be solely responsible for, and shall indemnify, defend and hold Seller harmless from, any WARN liability to any such terminated Buyer’s Employee), and (ii) any Benefit Plan, including liabilities arising under or from income or excise tax assessments, participant benefit claims, fiduciary conduct or under Title IV of ERISA.

(c)           Nothing in this Section 8.2 express or implied shall confer upon any Buyer’s Employee, any current or former employee of Seller or other person or legal representative thereof, any rights or remedies, including any right to employment, continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under or by reason of this Agreement, and no such person shall be considered a third party beneficiary of this Agreement.

(d)           Buyer agrees that under the terms and conditions of Buyer’s benefit plans, Buyer’s Employees shall have their service with Seller counted for all purposes under Buyer’s benefit plans, other than benefit accrual.

8.3           Noncompete; Nonsolicitation by Seller.  For a period ending three years after the Closing Date, Seller and its respective successors and assigns shall not, directly or indirectly, as an owner, consultant, manager, partner, agent or otherwise, or by means of any corporate or other device within the United States of America or Canada:

(a)           Engage in any business that competes with the Business as it is now conducted;

(b)           Hire, solicit, or attempt to hire any of Buyer’s Employees or request, induce or advise any of Buyer’s Employees to leave the employ of Buyer, or request, induce or advise any agent under contract to Seller to do so except (i) with the prior consent of Buyer, (ii) if Buyer’s Employee initiates any employment discussions with Seller, or (iii) pursuant to a general solicitation by means of a newspaper or television advertisement not specifically targeted to such employees; or

(c)           Interfere with or contact any of the customers, suppliers, trade or patronage related solely to the Business.

provided, however, that this shall not preclude (i) Seller from conducting or expanding its interstate trucking operations in the household goods business,  (ii) Seller’s divisions, subsidiaries, agents or Affiliates (including but not limited to Allied Van Lines, Inc.’s Special Products Division (“SPD”)  and Seller’s Blanketwrap and Flatbed businesses) who are currently engaged in the Business from continuing to engage in the Business; provided, however, that Seller will not allow any of the Management Employees to manage, provide strategic direction to, or share knowledge concerning the Business with, SPD,  or (iii) Seller from owning no more than 5% of the outstanding equity of a Person engaged in the Business with a class of equity registered under the Securities Exchange Act of 1934, as amended, and Seller may participate  in private equity funds sponsored by recognized investment banks or other commercial sponsors which own equity of a Person.

Additionally, for a period ending six months after the Closing Date, Seller and its respective successors and assigns shall not, directly or indirectly, as an owner, consultant, manager, partner, agent or otherwise, or by means of any corporate or other device within the United States of America or Canada, contract with, hire, solicit, or attempt to contract with or hire, any Owner-Operator under contract with Buyer hereunder.

Seller acknowledges that the restrictions contained in this Section 8.3 are reasonable and necessary to protect the legitimate interests of Buyer, do not cause Seller undue hardship, and that any violations of any provision of this Section 8.3 will result in irreparable injury to Buyer and that, therefore, Buyer shall be entitled to preliminary and permanent injunctive relief in any court of competent jurisdiction, without bond, and to an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which Buyer may be entitled.

8.4           Noncompete; Nonsolicitation by Buyer.  For a period ending ten years following the Closing Date, Buyer and its respective successors and assigns shall not, directly or indirectly, as an owner, consultant, manager, partner, agent or otherwise, or by means of any corporate or other device within the United States of America or Canada engage in any business that competes with the Seller’s household goods business as it is now conducted.  Notwithstanding the foregoing, Buyer shall be permitted to conduct Incidental Second-Proviso Operations.  In the event that Seller, its successors or assigns, sells, assigns or otherwise transfers its household goods business to a competitor of Seller, or if Seller discontinues its household goods business without transferring same to another entity, the non-competition restriction set forth in this paragraph shall terminate and be of no further force or effect.

Additionally, for a period ending three years after the Closing Date and except as otherwise provided in the Services Agreement, Buyer and its respective successors and assigns, shall not, directly or indirectly, as an owner, consultant, manager, partner, agent or otherwise, or by means of any corporate or other device within the United States of America or Canada, hire, solicit, or attempt to hire any employee of Seller, Solutions Newco or BW/FB Newco or request, induce or advise any such employee to leave the employ of Seller, Solutions Newco or BW/FB Newco, except (i) with the prior consent of such employer, (ii) if an employee initiates any employment discussions with Buyer, or (iii) pursuant to a general solicitation by means of a newspaper or television advertisement not specifically targeted to such employees.

Additionally, for a period ending six months after the Closing Date, Buyer and its respective successors and assigns shall not, directly or indirectly, as an owner, consultant, manager, partner, agent or otherwise, or by means of any corporate or other device within the United States of America or Canada, contract with, hire, solicit, or attempt to contract with or hire, any owner-operator of Seller providing services to Seller’s household goods, Blanketwrap or Flatbed operations or BW/FB Newco on the Closing Date.

Buyer acknowledges that the restrictions contained in this Section 8.4 are reasonable and necessary to protect the legitimate interests of Seller, do not cause Buyer undue hardship, and that any violations of any provision of this Section 8.4 will result in irreparable injury to Seller and that, therefore, Seller shall be entitled to preliminary and permanent injunctive relief in any court of competent jurisdiction, without bond, and to an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which Seller may be entitled.

8.5           “As Is” Condition.  Subject to the representations contained in Section 5.6(b) of this Agreement, Buyer agrees that it shall accept the Purchased Assets and Leased Trailers in an “As is,” “Where is” condition at the Closing Date.

8.6           Post-Closing Remittances.  If, after the Closing Date, Seller shall receive any remittance from any account debtor or other payee, which remittance relates to the period following the Closing Date, Seller shall endorse, where necessary, such remittance to the order of Buyer and forward it to Buyer promptly following receipt thereof.

8.7           Nondisclosure. Neither Buyer nor any of its Affiliates, on the one hand, and Seller nor any of its Affiliates, on the other hand, shall disclose to any person any information related to the transactions contemplated by this Agreement, without the prior written consent of the other party.  Notwithstanding the foregoing, each party may disclose such information as required by law and, on a confidential basis, to its Representatives and their prospective financing sources.

Article 9

Conditions Precedent to Obligations of Buyer

The obligations of Buyer under this Agreement shall, at the option of Buyer, be subject to the satisfaction, of the following conditions:

9.1           Representations and Warranties.

(a)           Each of the representations and warranties made by Seller in this Agreement shall be true and correct in all material respects as of the date of this Agreement, and shall be true and correct in all material respects on and as of the day of the Closing as though such representations and warranties had been made on and as of the day of the Closing.

(b)           Each of the representations and warranties in Sections 5.2, 5.3, 5.6 and 5.8, and each of Seller’s representations and warranties in this Agreement that contains an express materiality qualification, shall have been true and correct in all respects as of the date of this Agreement, and shall be true and correct in all respects on and as of the day of the Closing, as though such representations and warranties had been made on and as of the day of the Closing.

9.2           Performance.  Seller shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Seller at or before the Closing.

9.3           Officers’ Certificates.  Seller shall have delivered to Buyer a certificate, dated the day of the Closing and executed by an officer of Seller certifying that all of such Seller’s representations and warranties contained in this Agreement are true and correct in all material respects on and as of the day of the Closing as though such representations and warranties had been made on and as of the day of the Closing and that Seller has performed and complied in all material respects with each agreement, covenant and obligation to be performed or complied with by Seller at or before the Closing.

9.4           Orders and Laws.  There shall not be in effect on the day of the Closing any Court Order, or Requirement of Law restraining, enjoining or otherwise making unadvisable, undesirable or illegal or prohibiting the consummation of any of the transactions contemplated by this Agreement or that otherwise could reasonably be expected to result in a material diminution of the benefits of the transactions contemplated by this Agreement, and there shall not be pending or threatened on the day of the Closing any action or proceeding in, before or by any Governmental Body that could reasonably be expected to result in the issuance of any such

Court Order or the enactment, promulgation or deemed applicability to Buyer, the Purchased Assets or the transactions contemplated by this Agreement of any such Requirement of Law.

9.5           Regulatory Consents and Approvals.  All consents, approvals and actions of, filings with and notices to any Governmental Body necessary to permit Buyer and Seller to perform their obligations under this Agreement and to consummate the transactions contemplated hereby (i) shall have been duly obtained, made or given, (ii) shall be in form and substance reasonably satisfactory to Buyer, (iii) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (iii) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Body necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

9.6           Third Party Consents.  All consents to the performance by Buyer and Seller of their obligations under this Agreement or to the consummation of the transactions contemplated hereby as are required under any material Contract of Buyer or Seller as mutually agreed by Buyer and Seller and set forth in Schedule 9.6:  (i) shall have been obtained, (ii) shall be in form and substance reasonably satisfactory to Buyer, (iii) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (iv) shall be in full force and effect.

9.7           Deliveries.  Seller shall have delivered to Buyer the Seller Ancillary Agreements and all documents and agreements to be delivered by Seller at or prior to Closing.

9.8           No Material Adverse Change.  There shall not have been a change resulting in a Material Adverse Effect on the Business, including its condition (financial or otherwise) or results of operations, or of the Purchased Assets.

9.9           Buyer’s Funding.  Buyer shall have received the Funding.

9.10         Seller’s Lenders.  At or prior to the Closing, Seller shall have received the approval of the lenders under the Credit Agreement for the transactions contemplated by this Agreement.

9.11         GE Capital Consent to Equipment Sublease.  The Seller shall have received GE Capital’s consent to the sublease of the Leased Equipment to Buyer pursuant to Section 4.1 of this Agreement.

9.12         Ancillary Agreements.  The parties shall have reached agreement regarding each of the Ancillary Agreements, in accordance with Section 13.1.

Article 10

Conditions Precedent to Obligations of Seller

The obligations of Seller under this Agreement shall, at the option of Seller, be subject to the satisfaction, of the following conditions:

10.1         Representations and Warranties.  Each of the representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects at and as of the day of the Closing as though such representations and warranties had been made on and as of the day of the Closing.

10.2         Performance.  Buyer shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Buyer at or before the day of the Closing.

10.3         Officer’s Certificate.  Buyer shall have delivered to Seller a certificate, dated the day of the Closing and executed by an officer of Buyer certifying that all Buyer’s representations and warranties contained in this Agreement are true and correct in all material respects on and as of the day of the Closing as though such representations and warranties had been made on and as of the day of the Closing and that Buyer has performed and complied in all material respects with each agreement, covenant and obligation to be performed or complied with by Buyer at or before the Closing.

10.4         Orders and Laws.  There shall not be in effect on the day of the Closing any Court Order, or Requirement of Law restraining, enjoining or otherwise making unadvisable, undesirable or illegal or prohibiting the consummation of any of the transactions contemplated by this Agreement, and there shall not be pending or threatened on the day of the Closing any action or proceeding in, before or by any Governmental Body that could reasonably be expected to result in the issuance of any such Court Order or the enactment, promulgation or deemed applicability to Seller, the Purchased Assets or the transactions contemplated by this Agreement of any such Requirement of Law.

10.5         Regulatory Consents and Approvals.  All consents, approvals and actions of, filings with and notices to any Governmental Body necessary to permit Buyer and Seller to perform their obligations under this Agreement and to consummate the transactions contemplated hereby (i) shall have been duly obtained, made or given, (ii) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (iii) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Body necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

10.6         Buyer’s Funding.  At or prior to the Closing, Buyer shall have received the Funding.

10.7         Seller’s Lenders.  At or prior to the Closing, Seller shall have received the approval of the lenders under the Credit Agreement for the transactions contemplated by this Agreement.

10.8         GE Capital.  At or prior to the Closing, Seller shall have received GE Capital’s consent to the sublease of the Leased Equipment under this Agreement.

10.9         Deliveries.  Buyer shall have delivered to Seller the Buyer Ancillary Agreements and all documents and agreements to be delivered by Buyer at or prior to Closing.

10.10       Ancillary Agreements.  The parties shall have reached agreement regarding each of the Ancillary Agreements, in accordance with Section 13.1.

Article 11

Indemnification

11.1         Indemnification by Seller.  Subject to the provisions of this Agreement, the Seller shall defend, indemnify, and hold harmless the Buyer and its respective successors and permitted assigns (“Buyer Indemnified Parties”) for, and will pay to the Buyer Indemnified Parties the amount of, any actions, suits, proceedings, claims, investigations, complaints, judgments, orders, rulings, losses, liabilities, costs, Taxes, liens, damages, costs of clean-up, containment, or other remediation expenses (including reasonable out-of-pocket costs of investigation and defense and reasonable attorneys’ fees), whether or not involving a third-party claim (collectively, “Damages”) suffered or incurred by Buyer Indemnified Parties, arising from or in connection with any one or more of the following:

(a)           Any breach by Seller of any of its covenants in this Agreement or in any Seller Ancillary Agreement to be fully complied with or performed prior to the Closing Date (the “Seller’s Pre-Closing Covenants”) or any breach of any covenant or obligation of Seller in this Agreement or in any Seller Ancillary Agreement to be fully complied with or performed in whole or in part after the Closing Date;

(b)           Any failure of Seller to perform any of its obligations in this Agreement or in any Seller Ancillary Agreement;

(c)           Any breach of any warranty or the inaccuracy of any representation of Seller contained or referred to in this Agreement or in any certificate delivered by or on behalf of Seller pursuant hereto (the “Seller’s Representations”);

(d)           Any Excluded Liability; or

(e)           Any claim or liability with respect to shipments loaded on or prior to the Closing Date.

In no event shall the Seller have any obligations under this Article 11 unless the aggregate Damages for which the Seller would, but for this limitation, be liable exceed on a cumulative basis an amount equal to One Thousand and 00/100ths Dollars ($1,000.00) (the “Seller’s Deductible Amount. Further, notwithstanding anything in this Agreement, the aggregate liability of the Seller under this Article 11 shall in no event exceed Five Hundred Thousand and 00/100ths Dollars ($500,000.00) (the “Seller’s Capped Amount”).  The Seller’s Deductible Amount and the Seller’s Capped Amount will not apply to any intentional breach by the Seller of any covenant or obligation contained herein or to the Seller’s obligations under any of the Seller Ancillary Agreements, it being specifically understood and agreed that the Seller’s obligations under the Seller Ancillary Agreements shall be governed solely by the terms of each of said Seller Ancillary Agreements and not by this Agreement in the event of any conflict between the two.

11.2         Indemnification by Buyer.  Subject to the provisions of this Agreement, the Buyer shall defend, indemnify, and hold harmless the Seller and its respective successors and permitted assigns (“Seller Indemnified Parties”) for, and will pay to the Seller Indemnified Parties the amount of Damages suffered or incurred by Seller Indemnified Parties, arising from or in connection with any one or more of the following:

(a)           Any breach by Buyer of any of its covenants or agreements in this Agreement or in any Buyer Ancillary Agreement;

(b)           Any failure by Buyer to perform any of its obligations in this Agreement or in any Buyer Ancillary Agreement;

(c)           Any breach of any warranty or the inaccuracy of any representation of Buyer contained or referred to in this Agreement or in any certificate delivered by or on behalf of Buyer pursuant hereto;

(d)           Any commingling by Buyer of Seller’s household goods shipments and Buyer’s freight;

(e)           Any Assumed Liabilities; or

(f)            Any claim or liability with respect to shipments loaded after the Closing Date.

In no event shall the Buyer have any obligations under this Article 11 unless the aggregate Damages for which the Buyer would, but for this limitation, be liable exceed on a cumulative basis an amount equal to One Thousand and 00/100ths Dollars ($1,000.00) (the “Buyer’s Deductible Amount”).  Further, notwithstanding anything in this Agreement, the aggregate liability of the Buyer under this Article 11 shall in no event exceed Five Hundred Thousand and 00/100ths Dollars ($500,000.00) (the “Buyer’s Capped Amount”).The Buyer’s Deductible Amount and the Buyer’s Capped Amount will not apply to any intentional breach by the Buyer of any covenant or obligation contained herein or to the Buyer’s obligations under any of the Buyer Ancillary Agreements, it being specifically understood and agreed that the Buyer’s obligations under the Buyer Ancillary Agreements shall be governed solely by the terms of each of said Buyer Ancillary Agreements and not by this Agreement in the event of any conflict between the two.

11.3         Indemnification Procedures.

(a)           Any Person making a claim for indemnification pursuant to Section 11.1 or 11.2 above (an “Indemnified Party”) must give the Party from whom indemnification is sought (an “Indemnifying Party”) written notice of such claim describing such claim and the nature and amount of such Losses (to the extent that the nature and amount of such Losses is known at such time) (an “Indemnification Claim Notice”) within 30 days after the Indemnified Party receives any written notice of any action, lawsuit, proceeding, investigation or other claim (a “Proceeding”) against or involving the Indemnified Party by a Governmental Body or other third party or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification; provided that the failure to notify or delay in notifying an Indemnifying Party will not relieve the Indemnifying Party of its obligations pursuant to Sections 11.1 or 11.2, as applicable, except to the extent that (and only to the extent that) such failure shall have caused the damages for which the Indemnifying Party is obligated to be greater than such damages would have been had the Indemnified Party given the Indemnifying Party prompt notice hereunder.

(b)           With respect to the defense of any Proceeding against or involving an Indemnified Party in which the Governmental Body or other third party in question seeks only the recovery of a sum of money for which indemnification is provided in Section 11.1 or 11.2, at its option an Indemnifying Party may appoint as lead counsel of such defense any legal counsel selected by the Indemnifying Party. Such counsel shall be reasonably satisfactory to the Indemnified Party.

(c)           The Indemnified Party will be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose at its own expense.  Notwithstanding any provision herein to the contrary, the Indemnifying Party will not be entitled to assume control of the defense of such claim, and will pay the reasonable fees and expenses of legal counsel retained by the Indemnified Party, if

(i)            The Indemnified Party reasonably believes that there exists a conflict of interest which, under applicable principles of legal ethics, could prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Proceeding, or

(ii)           The Indemnifying Party has failed or is failing to prosecute or defend vigorously such claim, or

(iii)          The Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such claim and provide indemnification therefor.

(d)           The Indemnifying Party will not enter into any settlement of any claim or Proceeding or cease to defend any claim or Proceeding that such party is defending in accordance with the provisions of this Article 11 without first obtaining the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed).

11.4         Exclusive Remedy.  After the Closing, the indemnification provisions contained in Sections 11.1 and 11.2 shall, absent fraud or intentional acts, be the sole and exclusive remedy of the Indemnified Party against the Indemnifying Party under this Agreement.  The parties expressly waive and forgo any right to punitive, special, exemplary or consequential damages in connection with any claim for indemnification for any matter not involving a third party claim under this Agreement.  Notwithstanding the foregoing, it is understood and agreed that the remedies provided hereunder are limited to claims made and liabilities and obligations assumed and incurred under this Agreement.  The rights and obligations of the Seller and the Buyer under the Seller Ancillary Agreements and the Buyer Ancillary Agreements, respectively, shall be governed by those agreements and shall not be limited in any way by this Article 11 or any other provision of this Agreement.  In the event of a conflict or inconsistency between the terms of this Agreement and the terms of the Seller Ancillary Agreements or the Buyer Ancillary Agreements, as the case may be, the terms of the Seller Ancillary Agreements and the Buyer Ancillary Agreements shall control.

Article 12

Termination

12.1         Termination.  Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a)           By the written consent of both parties;

(b)           By any party hereto if the Closing shall not have occurred on or before December 31, 2004 (or such later date as may be mutually agreed to by Buyer and Seller);

(c)           By Buyer in the event of any material breach by Seller of any of its agreements, representations, or warranties contained herein and the failure of Seller to cure such breach within 15 days after receipt of notice from Buyer requesting such breach to be cured;

(d)           By Seller in the event of any material breach by Buyer of any of its agreements, representations, or warranties contained herein and the failure of Buyer to cure such breach within 15 days after receipt of notice from Seller requesting such breach to be cured;

(e)           By any party if the Buyer has not secured the Funding on or before October 20, 2004; or

(f)            By any party hereto if any Governmental Body shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

12.2         Notice of Termination.  Any party desiring to terminate this Agreement pursuant to Section 12.1 shall give written notice of such termination to the other party.

12.3         Effect of Termination.  In the event that this Agreement shall be terminated pursuant to this Article 12, all further obligations of the parties under this Agreement shall be terminated without further liability of any party to the other, except as arising under Section 13.12 (which shall survive termination).  Nothing herein shall relieve any party from liability for its breach of this Agreement.  Additionally, Buyer agrees to pay Seller within seven days after any termination of this Agreement all amounts advanced by Seller on Buyer’s behalf under Section 4.4.

Article 13

General Provisions

13.1         Completion of Exhibits and Schedules.  It is acknowledged and agreed by the parties hereto that this Agreement will be executed and delivered prior to the final negotiation and completion of the Buyer Ancillary Agreements, the Seller Ancillary Agreements and the other exhibits and schedules contemplated by this Agreement (collectively the “Ancillary Documents”), and that the Buyer and the Seller will cooperate with each other and will negotiate in good faith to complete the Ancillary Documents in a timely manner and in any event prior to the Closing Date.  Upon completion of each Ancillary Document and the initialing of same by both parties, the Ancillary Document shall be deemed attached to and made a part of this Agreement.

13.2         Survival of Obligations.  All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement indefinitely, provided that (i) the representations and warranties contained in Sections 5.4, 5.6 (except as to title to the Purchased Assets), 5.7 through 5.16 and 6.4 through 6.6 shall survive until the third anniversary of the Closing Date and (ii) the representations and warranties contained in Section 5.5 shall survive until the later of (x) the applicable statute of limitations on assessment or refund of Tax has expired or (y) the date on which the applicable taxable year (or portion thereof) has been closed, except that the representations and warranties referred to in (i) or (ii) will continue to survive if an Indemnification Claim Notice shall have been given under Section 11.3 on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved.

13.3         Notices.  All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally or by registered or certified mail or by private courier addressed as follows:

If to Buyer, to:	Specialized Transportation Agent Group, Inc.
5001 US Highway 30 West
Fort Wayne, IN 46818
Attention: Robert Shearer, President

with a copy to:	Barrett & McNagny LLP
P.O. Box 2263
Fort Wayne, IN 46801-2263
Attention: Richard E. Fox

If to Seller, to:	North American Van Lines, Inc.
c/o SIRVA, Inc.
700 Oakmont Lane
Westmont, IL 60559
Attention: John M. Dupuy

with a copy to:	SIRVA, Inc.
700 Oakmont Lane
Westmont, IL 60559
Attention: General Counsel

or to such other address as such party may indicate by a notice delivered to the other party hereto.

13.4         Successors and Assigns.

(a)           The rights of either party under this Agreement shall not be assignable by such party hereto prior to the Closing without the written consent of the other, except that Buyer may make a collateral assignment of its rights under this Agreement to its lenders and that Seller may assign its rights under this Agreement to one or more of its Affiliates; provided, however, that any such assignment by the Seller shall not relieve the Seller of any of its obligations hereunder.

(b)           This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.  Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and their successors and assigns permitted by this Section 13.3 any right, remedy or claim under or by reason of this Agreement.

13.5         Access to Records after Closing.  For a period of six years after the Closing Date, Seller and its Representatives shall have reasonable access to all of the books and records of Seller transferred to Buyer hereunder as well as any other records necessary to comply with the terms of incentives in Seller’s agency contracts not assigned to Buyer hereunder.  Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours.  Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 13.4.  If Buyer shall desire to dispose of any of books and records transferred to Buyer hereunder prior to the expiration of such six-year period, Buyer shall, prior to such disposition, give Seller a reasonable opportunity, at Seller’s expense, to segregate and remove such books and records as Seller may select.

13.6         Entire Agreement; Amendments.  This Agreement and the Exhibits and Schedules referred to herein and the documents delivered pursuant hereto contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements, understandings or letters of intent between or among any of the parties hereto, including that certain proposed term sheet dated July 13, 2004 between Buyer and Seller.  This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto.

13.7         Interpretation.  Article titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.  The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

13.8         Waivers.  Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof.  Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement, as to any party, only if it is authorized in writing by an authorized representative of such party.  The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

13.9         Partial Invalidity.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

13.10       Execution in Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of the parties hereto.

13.11       Further Assurances.  On the Closing Date Seller shall (i) deliver to Buyer such other bills of sale, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form reasonably satisfactory to Buyer and its counsel, as Buyer may reasonably request or as may be otherwise reasonably necessary to vest in Buyer all the right, title and interest in, to or under any or all of the Purchased Assets, and (ii) take all steps as may be reasonably necessary to put Buyer in actual possession and control of all the Purchased Assets.  From time to time following the Closing, Seller shall execute and deliver, or cause to be executed and delivered, to Buyer such other instruments of conveyance and transfer as Buyer may reasonably request or as may be otherwise necessary to more effectively convey and transfer to, and vest in, Buyer and put Buyer in possession of, any part of the Purchased Assets, and, in the case of licenses, certificates, approvals, authorizations, agreements, contracts, leases, easements and other commitments included in the Purchased Assets that cannot be transferred or assigned effectively without the consent of third parties which consent has not been obtained prior to the Closing, to cooperate with Buyer at its reasonable request in endeavoring to obtain such consent promptly, at Buyer’s cost.

13.12       Governing Law; Venue.  This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of Delaware.  Any legal proceeding with respect to this Agreement shall be brought exclusively in the courts sitting in Allen County in the State of Indiana and each party consents to the jurisdiction of such courts.

13.13       Payment of Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and the closing of the transactions contemplated hereby.

13.14       No Strict Construction.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any person.  The use of the word “including” in this Agreement or in any of the agreements contemplated hereby shall be by way of example rather than by limitation.

* * * * *

[Signatures Follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the day and year first above written.

NORTH AMERICAN VAN LINES, INC.

By	/s/ John M. Dupuy
Its Vice President

SPECIALIZED TRANSPORTATION AGENT GROUP, INC.

By	/s/ Robert H. Shearer
Robert H. Shearer. President

APPENDIX A

DEFINITIONS

For purposes of this Agreement (including the Exhibits and Schedules hereto), the following terms and variations thereof have the meanings specified or referred to in this Appendix A.  Any agreement referred to below shall mean such agreement as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

“Accounts Receivable” means all accounts receivable and all notes, bonds and other evidences of indebtedness of and rights to receive payments of any kind, including all trade accounts receivable, notes receivable from customers, vendor credits and all other obligations of customers with respect to sales of goods or services (including any rights with respect to any third party collection procedures).

“Affiliate” means, with respect to any Person, (i) any other Person which directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such Person, except that with respect to Seller, no Person that acquires any interest in Buyer shall be deemed to be an Affiliate of Seller.  For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning 50% or more of the voting securities of a second Person shall be deemed to control that second Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“Agency Contract” means the contract between Seller and a household goods transportation company under which Seller appoints the company as Seller’s agent with respect to Seller’s nationwide operations as an interstate motor common and contract carrier of household goods.

“Assumed Liabilities” has the meaning specified in Section 2.3.

“Assignment and Assumption Agreement” has the meaning specified in Section 2.3.

“Benefit Plan” means any “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and all other employee benefit plans, agreements, programs, policies and other arrangements, including, without limitation, retirement, savings, stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive and deferred compensation plans, maintained or contributed to by Seller or any Affiliate of Seller, under which any employee or former employee of the Business, or of Seller or any Affiliate of Seller who is engaged in the operation of the Business, has any present or future right to benefit, in each case existing at the Closing Date or during the five-year period prior thereto.

i

“BI/PD Fund” means the risk pooling and financing facility that is available to Seller’s agents, as well as those of Seller’s Affiliates Allied Van Lines, Inc. and Global Van Lines, Inc., and that provides funding and insurance for third party auto liability, property damage, general liability, excess cargo and monopolistic workers compensation risks for work performed under van line/corporate authority as well as certain other administrative costs.

“Blanketwrap” has the meaning specified in the second paragraph of this Agreement.

“BW/FB Newco” means the buyer or buyers of the Blanketwrap and Flatbed businesses, if any.

“Business” has the meaning specified in the second paragraph of this Agreement.

“Buyer” has the meaning specified in the first paragraph of this Agreement.

“Buyer Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by Buyer under this Agreement or in connection with the transactions contemplated hereby.

“Buyer Indemnified Parties” has the meaning specified in Section 11.1

“Buyer’s Deductible Amount” has the meaning specified in Section 11.2.

“Buyer’s Employees” has the meaning specified in Section 8.2(a).

“Buyer Group Member” means Buyer and its Affiliates, directors, officers, employees, and agents and their respective successors and assigns.

“Closing” has the meaning specified in Section 4.1.

“Closing Date” has the meaning specified in Section 4.1.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985 (29 USC 1161 et seq. and 26 USC 4980B).

“Code” means the Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder, as amended and supplemented from time to time, or any successors thereto.

“Contract” means, with respect to any Person, any indentures, indebtedness, contracts, leases, agreements, instruments, licenses, undertakings and other commitments, whether written or oral, to which such Person is a party or by which such Person or such Person’s properties are bound.

“Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal or any other Governmental Body and any award in any arbitration proceeding.

“Credit Agreement” means the Credit Agreement dated as of December 1, 2003 among SIRVA Worldwide, Inc., the foreign subsidiary borrowers from time to time parties thereto, the several lenders from time to time parties thereto, JPMorgan Chase Bank, as administrative agent, Banc of America Securities LLC, as syndication agent, and Credit Suisse First Boston, Deutsche Bank Securities, Inc. and Goldman Sachs Credit Partners L.P. as documentation agents.

“Cross-Dock Subleases” has the meaning specified in Section 3.4(i).

“Damages” shall  have the meaning set forth in Section 11.1.

“Encumbrance” means any lien (including any Tax lien), claim, encumbrance, charge, security interest, mortgage, pledge, easement, option, conditional sale or other title retention agreement, defect in title, covenant or any other restriction of any kind or nature.

“Environmental, Health and Safety Liabilities” means any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Laws or under the Occupational Health & Safety Act (29 U.S.C. §651 et seq.) (“OSHA”) and consisting of or relating to:

(a)                                  any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and  regulation of chemical substances or products);

(b)                                 fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Laws or OSHA;

(c)                                  financial responsibility under Environmental Laws or OSHA for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Laws or OSHA (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

(d)                                 any other compliance, corrective, investigative, or remedial measures required under Environmental Laws or OSHA.

The terms “removal,” “remedial,” and “response action,” include the types of activities covered by CERCLA.

“Environmental Laws” means all federal, state and local statutes, regulations, ordinances, rules, regulations and policies, all court orders and decrees and arbitration awards, and the common law, which pertain to environmental matters or contamination of any type whatsoever.  Environmental Laws include those relating to:  manufacture, processing, use, distribution, treatment, storage, disposal, generation or transportation of Hazardous Materials; air, surface or ground water or noise pollution; Releases; protection of wildlife, endangered species, wetlands or natural resources; Containers; health and safety of employees and other Persons; and notification requirements relating to the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” has the meaning specified in Section 2.2.

“Excluded Employees” has the meaning specified in Section 8.2(a).

“Excluded Liabilities” has the meaning specified in Section 2.4.

“Facility” has the meaning specified in Section 4.5.

“Financial Statements” has the meaning specified in Section 5.4.

“Financing Owner-Operators” has the meaning specified in Section 4.14.

“Flatbed” has the meaning specified in the second paragraph of this Agreement.

“Fort Wayne Lease” has the meaning specified in Section 3.4(g).

“Funding” means the receipt by the Buyer of (i) equity contributions by its Investor Agents in an amount not less than $5,000,000, (ii) a binding commitment from a lender acceptable to Buyer to provide a revolving credit facility in an amount not less than $25,000,000, and (iii) a binding commitment from a lender or other credit provider acceptable to Buyer to provide subordinated term debt in an amount not less than $2,000,000.

“GAAP” means generally accepted accounting principles applied to the Business on a basis consistent with the past practices of Seller and in accordance with Seller’s accounting policies.

“GE Capital” means General Electric Capital Corporation.

“GE Capital Sublease” has the meaning specified in Section 3.4(d).

“Governmental Body” means any foreign, federal, state, local or other governmental authority or regulatory body.

“Hazardous Activity” means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from the Facility, the Seller’s Logistics Center in Columbus, Ohio or any location which is the subject of a Cross-Dock Sublease or any part thereof into the Environment.

“Hazardous Materials” means:

(a)                                  pollutants, contaminants, pesticides, radioactive substances, hazardous or extremely hazardous, special, dangerous or toxic wastes, substances, chemicals or materials within the meaning of any Environmental Law, specifically including petroleum and all derivatives thereof, polychlorinated biphenyls, and asbestos and any (i) “hazardous substance” as defined in CERCLA, and (ii) any “hazardous waste” as defined in RCRA; and

(b)                                 even if not prohibited, limited or regulated by Environmental Laws, all pollutants, contaminants, hazardous, dangerous or toxic chemical materials, wastes or any other substances, including any industrial process or pollution control waste (whether or not hazardous within the meaning of RCRA) which could pose a hazard to the environment or the health and safety of any Person, or impair the use or value of any portion of the real estate used by the Sellers in connection with the Business.

“Incidental Second-Proviso Operations” means the transportation of goods on a case by case basis or a series of related shipments involving an interstate plant relocation where gross revenues to Buyer for such relocation is less than $50,000 and no more than 25% by volume of the goods shipped is comprised of Second Proviso Shipments.

“Indemnified Party” has the meaning specified in Section 11.3(a).

“Indemnification Claim Notice” has the meaning specified in Section 11.3(a).

“Indemnifying Party” has the meaning specified in Section 11.3(a).

“Investor Agents” means those agents of Buyer listed in Schedule 4.13.

“IT Services Agreement” has the meaning specified in Section 3.4(e).

 “Leased Trailers” has the meaning specified in Section 3.4(d).

“Legal Proceeding” shall mean any action, suit, arbitration, claim or investigation by or before any Governmental Body, any arbitration or alternative dispute resolution panel, or any other legal, administrative or other proceeding.

“Logistics Centers”  means the warehouses operated by Seller or an Affiliate of Seller in Sante Fe Springs, California; Denver, Colorado; Atlanta, Georgia; Chicago, Illinois; Elkridge, Maryland; Ayer, Massachusetts; Monroe Township, New Jersey; Columbus, Ohio; Dallas, Texas; and Pickering, Ontario.

“Logistics Industry” means companies involved in the business of transporting Third-Proviso Shipments, companies that provide services comparable to those conducted by Seller in its operation of the Business as of the date of this Agreement, or companies that provide services comparable to those conducted by Seller in its operation of the Blanketwrap, Flatbed and Solutions operations.

“Losses” means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, damages, expenses, deficiencies or other charges (together with interest and penalties thereon, if any).

v

“Management Employees” shall mean John Dupuy, Darrin Anderson, Ron Sumner and Ed Plant.

“Master Lease” has the meaning specified in Section 4.1.

“Material Adverse Effect” means an effect that is materially adverse to the value of all or any material part of the Purchased Assets or materially adverse to the business, properties, condition (financial or otherwise) or results of operations of all or any material part of the Business.  The terms “material” and “Material Adverse Effect” shall be deemed to exclude the impact of (i) changes in generally accepted accounting principles, (ii) any public announcement of the transactions contemplated by this Agreement, (iii) the termination or failure to be consummated or completed of any acquisition, joint venture, development project, customer or supplier relationship or other transaction which was not consummated or completed prior to the execution of this Agreement, (iv) changes in general economic conditions, interest rates or conditions affecting the industry of the Business and the Business generally, or (v) any failure by the Business or the Purchased Assets to meet projections or forecasts or revenue or earnings predictions.

“NAIT” has the meaning specified in Section 4.8.

“Office Equipment” has the meaning specified in Section 2.1(e).

“Organizational Documents” means the articles or certificate of incorporation, the bylaws, and any amendment to any of the foregoing.

“Owned Trailers” has the meaning specified in Section 2.1(a).

“Owner-Operators” has the meaning specified in Section 4.10.

“Permitted Encumbrances” means (i) Encumbrances for Taxes not yet due and payable, (ii) Encumbrances of materialmen, mechanics, carriers, landlords and like persons, arising in the ordinary course of business and listed in Exhibit A, and (iii) Encumbrances arising under those Contracts listed in Schedule 5.7.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or Governmental Body.

“Pre-Closing Records” has the meaning specified in Section 5.16.

“Proceeding” has the meaning specified in Section 11.3(a).

“Purchase Price” has the meaning specified in Section 3.1.

“Purchased Assets” has the meaning specified in Section 2.1.

“Qualcomm” has the meaning specified in Section 4.2.

“Real Property Leases” has the meaning specified in Section 2.1(b).

“Release” means any spill, discharge, leak, emission, escape, leaching, disposing, emptying, pouring, pumping, injection, dumping, or other release or threatened release of any Hazardous Materials into the environment, whether or not notification or reporting to any governmental agency was or is required, including any Release which is subject to CERCLA.

“Rental Agreement for Fort Wayne Parking Space” has the meaning specified in Section 3.4(h).

“Requirements of Law” means any applicable common law and any applicable foreign, federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Body.

“Representatives” has the meaning specified in Section 7.3.

“Satellites” has the meaning specified in Section 2.1(c).

“Second Proviso Shipments” means the interstate shipment of office furniture and fixtures.

 “Seller” has the meaning specified in the first paragraph of this Agreement.

“Seller Ancillary Agreements” means all agreements, certificates, instruments and documents being or to be executed and delivered by any Seller under this Agreement or in connection with the transactions contemplated hereby.

“Seller Indemnified Parties” has the meaning specified in Section 11.2.

“Seller’s Capped Amount” has the meaning specified in Section 11.1.

“Seller’s Deductible Amount” has the meaning specified in Section 11.1.

“Seller’s Knowledge” means the actual conscious knowledge, after reasonable inquiry and investigation, of Seller’s officers and each of John Dupuy, Rick Burton, Ed Plant, Dan Robertson, Darrin Anderson and Mary Tessitore.

“Seller’s Pre-Closing Covenants” has the meaning specified in Section 11.1.

“Seller’s Representations” has the meaning specified in Section 11.1.

“Services Agreement” has the meaning specified in Section 3.4(f).

“Software” means all computer software and subsequent versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith that are in the possession of Seller.

“Solutions” has the meaning specified in the second paragraph of this Agreement.

“Solutions Newco” means the buyer or buyers of Seller’s Solutions operation.

“SPD” has the meaning specified in Section 8.3.

“Tax” means (a) any federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, property, sales, use, transfer, gains, license, excise, estimated, employment, payroll, or other withholding or minimum tax, or any other tax, custom, duty, governmental fee, or other like assessment, or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Body; (b) any liability of Seller for the payment of any amounts of the type described in the foregoing clause (a) as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Persons; and (c) liability of Seller for the payment of any amounts described in clause (a) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return related thereto).

“Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any related or supporting schedules, statements or information), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Third-Proviso Shipments” has the meaning specified in the second paragraph of this Agreement.

“Trademark License Agreement” has the meaning specified in Section 3.4(i).

“Transferring Owner-Operators” has the meaning specified in Section 4.10.

“U.S. DOT” has the meaning specified in the first paragraph of this Agreement.

“Van Equipment” has the meaning specified in Section 2.1(d).

“WARN” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2101, et seq.